UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Rule 14d-101

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

GigPeak, Inc.

(Name of Subject Company)

GigPeak, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

37518Q 109

(CUSIP Number of Class of Securities)

Dr. Avi S. Katz

Chief Executive Officer

GigPeak, Inc.

130 Baytech Drive

San Jose, CA 95134

(408) 522-3100

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Jeffrey C. Selman, Esq.

Crowell & Moring LLP

3 Embarcadero Center, 26th Floor

San Francisco, CA 94111

(415) 365-7442

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 amends and supplements Items 8 and 9 to the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 7, 2017 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by GigPeak, Inc., a Delaware corporation (“GigPeak”). The Schedule 14D-9 relates to the cash tender offer by Glider Merger Sub, Inc. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Integrated Device Technology, Inc., a Delaware corporation (“IDT”), to acquire all of the outstanding shares of GigPeak Common Stock and the associated Rights (collectively, the “Shares”) at a price of $3.08 per Share (the “Offer Price”), for an overall transaction value of approximately $250 million in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 4. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new paragraph at the end of Item 8:

Presentation to GigPeak Employees by American Stock Transfer & Trust Company, LLC

On March 17, 2017, GigPeak’s transfer agent, American Stock Transfer & Trust Company, LLC, gave a presentation about the Offer, in the form attached hereto as Exhibit (a)(17), at GigPeak’s principal office to the employees of GigPeak. The presentation is filed as Exhibit (a)(17) hereto and is incorporated herein by reference.

Item 9. Exhibits.

Item 9 is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(17)	Presentation by American Stock Transfer & Trust Company, LLC, presented to employees of GigPeak, Inc. on March 17, 2017.*

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Dr. Avi S. Katz
Name:	Dr. Avi S. Katz
Title:	Chief Executive Officer and Chairman of the GigPeak Board (Principal Executive Officer)

Date: March 20, 2017